Exhibit 3.1

KITE REALTY GROUP TRUST

ARTICLES SUPPLEMENTARY ESTABLISHING ADDITIONAL SHARES OF 8.250% SERIES A CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

Kite Realty Group Trust, a Maryland real estate investment trust (the “Trust”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: Under the authority contained in the Articles of Amendment and Restatement of Declaration of Trust of the Trust (the “Declaration of Trust”), and pursuant to authority vested by the Board of Trustees of the Trust (the “Board”) in a pricing committee of the Board at a meeting of the Board held on November 2, 2010, such pricing committee, by resolution approved at a meeting held on November 30, 2010, previously classified and designated 2,990,000 Preferred Shares (as defined in the Declaration of Trust), par value $0.01 per share, as 8.250% Series A Cumulative Redeemable Perpetual Preferred Shares (the “Series A Preferred Shares”), having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption as set forth in the “Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Preferred Shares” filed by the Trust with the State Department of Assessments and Taxation of Maryland on December 6, 2010, effective December 7, 2010 (the “Series A Articles Supplementary”).

SECOND: Under the authority contained in the Declaration of Trust and pursuant to authority vested by the Board in the Pricing Committee of the Board (the “Pricing Committee”) by unanimous written consent of the Board, dated March 5, 2012, the Pricing Committee, by resolution approved at a meeting held on March 7, 2012, classified an additional 1,190,000 shares of Preferred Shares as Series A Preferred Shares, par value $0.01 per share, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption as set forth in the Series A Articles Supplementary, with the result that the Trust shall now have authorized an aggregate of 4,180,000 Series A Preferred Shares, all of which shall constitute a single series of Preferred Shares.

THIRD: The additional shares of Series A Preferred Shares have been classified and designated Series A Preferred Shares by the Pricing Committee under the authority granted by the Board pursuant to the powers of the Board as contained in the Declaration of Trust. These Articles Supplementary have been approved by the Pricing Committee in accordance with the power delegated to the Pricing Committee by the Board in the manner and by the vote required by law.

FOURTH: These Articles Supplementary shall become effective at 8:30 a.m. (Eastern Time) on March 12, 2012.

FIFTH: The undersigned Chief Financial Officer of the Trust acknowledges these Articles Supplementary to be the corporate act of the Trust and, as to all matters or facts required to be verified under oath, the undersigned Chief Financial Officer of the Trust acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and attested to by its Secretary on this 9th day of March, 2012.

Kite Realty Group Trust

By:	/s/ Daniel R. Sink
Daniel R. Sink
Executive Vice President, Chief Financial Officer and Treasurer

ATTEST:

By:	/s/ Thomas R. Olinger
Thomas R. Olinger
Senior Vice President and Secretary